UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or 13(e)(1) of the Securities Exchange Act of 1934

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Xylophone Acquisition Corp.
a wholly owned subsidiary of

Harmony Biosciences Holdings, Inc.
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Christian Ulrich
General Counsel and Corporate Secretary
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
484-539-9800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
William Intner
Hogan Lovells US LLP
100 International Drive
Baltimore, MD 21202
(410) 659-2700

and to:
Peter Cohen-Millstein
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Xylophone Acquisition Corp. (“Merger Sub”), a direct, wholly-owned subsidiary of Harmony Biosciences Holdings, Inc. (“Parent” or “Harmony”), for all of the outstanding shares of common stock, par value $0.001 per share, of Zynerba Pharmaceuticals, Inc. (the “Company” or “Zynerba”), for (i) $1.1059 per share of common stock, in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right per share of common stock, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments, in cash, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones set forth in, and subject to and in accordance with, the terms and conditions of the CVR Agreement (as defined in the Merger Agreement), and, in each case, on the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of August 14, 2023 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements, including as they relate to Harmony and Zynerba, the anticipated occurrence, manner and timing of the proposed transaction, the future development of their technologies and product candidates, including the development of and market opportunities for Zynerba’s technology and product candidates, the future value (if any) of the contingent value rights, Harmony’s strategy, and the anticipated synergies and benefits from the proposed transaction,  are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential risks, uncertainties and other factors to be considered include, among others, that Zynerba stockholders may not tender a sufficient number of shares in the tender offer; the length of time necessary to consummate the proposed transaction may be longer than anticipated, or it may not be consummated at all; problems may arise in successfully integrating the business and technologies of Harmony and Zynerba, and Harmony may not realize the expected benefits of the proposed transaction; the proposed transaction may involve unexpected costs; the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with third parties or retaining key employees; and even if the transaction is consummated no contingent consideration may become payable. For further discussion of these and other risks and uncertainties, see Harmony’s and Zynerba’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission (the “SEC”), including under the headings “Risk Factors.”  You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither Harmony nor Zynerba is under any duty to update any of the information in this document.

Additional Information and Where to Find It

The tender offer referenced in this document has not yet commenced.  This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Zynerba, nor is it a substitute for the tender offer materials that Harmony and Merger Sub will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Harmony and Merger Sub will file tender offer materials on Schedule TO, and Zynerba will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. HOLDERS OF SHARES OF ZYNERBA COMMON STOCK ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF ZYNERBA COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Zynerba at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge on the Enhanced SEC Filings section of the Investor Relations page of Zynerba’s website at www.zynerba.com and by directing a request to the information agent for the tender offer, whose contact information will be set forth in the Offer to Purchase.

EXHIBIT INDEX

Exhibit 99.1	Press Release issued by Harmony Biosciences, Inc., dated August 14, 2023.
Exhibit 99.2	Transcript from Parent Conference Call regarding the Proposed Acquisition, dated August 14, 2023.